UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  September, 2008

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing Director/PDMR Shareholding

Pearson plc

(the Company)

In 2001, the Company established the Pearson Long Term Incentive Plan (the Plan). Its purpose is to link management's long-term reward with Pearson's financial performance and returns to shareholders. Since 2006, the plan has been based around three performance measures: relative total shareholder return, return on invested capital and earnings per share growth.

Restricted Share Awards Granted on 23 September 2005

The restricted share awards granted on 23 September 2005, to executive directors and other members of the Pearson Management Committee, vested on 23 September 2008 subject to the company’s performance on three measures. These measures were Pearson’s total shareholder return relative to the constituents of the FTSE World Media Index over the period 2005 to 2008, earnings per share and sales growth over the period 2004 to 2007, and return on invested capital in 2007. Based on performance against these measures, 86.67% of the shares originally awarded have vested.
In the case of earnings per share and sales growth and return on invested capital, full details were set out in the report on directors’ remuneration for 2007. In the case of relative total shareholder return, full details will be set out in the report on directors’ remuneration for 2008.

Three-quarters of the vested shares have been released, the remaining one-quarter will be released on 23 September 2010 subject to participants not disposing of the three-quarters of their vested shares (other than for the purpose of settling their individual tax liability).

As a result of these Shares being released, the following executive directors have become entitled to the number of Shares shown in the second column below. The number of Shares shown in the third column below were sold on 23 September 2008 at a price of £6.053 pence per share in order to discharge tax and social security liabilities on the Shares received, leaving the after-tax number of Shares set out in the final column below.

Name of Director	Shares Released	Shares Sold to discharge tax liabilities	Shares Retained
David Bell	110,500	45,305	65,195
Rona Fairhead	130,000	53,300	76,700
John Makinson	117,000	47,970	69,030
Marjorie Scardino	292,500	119,925	172,575
Will Ethridge	63,050	29,224	33,826

In addition to the above, prior to his appointment as a director, Robin Freestone was granted a restricted award of 20,000 shares on 23 September 2005. These shares were time vesting, to be released on the third anniversary of the award, but did not otherwise have performance conditions attached. This award also vested on 23 September 2008, and 8,200 shares were sold at a price of £6.053 pence per share in order to discharge tax and social security liabilities on the Shares received, leaving 11,800 after-tax shares.

Interests of the Directors

As a result of the above transactions, the executive directors are interested in the following Shares (excluding Shares to which they are notionally entitled or may become entitled, subject to the satisfaction of any relevant conditions, under the Company’s employee share plans):

Name of Director	Number of Shares	% of Capital
David Bell	250,348	0.03094
Will Ethridge	128,757	0.01591
Rona Fairhead	209,259	0.02586
Robin Freestone	50,144	0.00620
John Makinson	397,733	0.04915
Marjorie Scardino	631,798	0.07808

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:   24 September, 2008

By:   /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary